Exhibit 21.1

SUBSIDIARIES OF TON STRATEGY COMPANY*

Subsidiary Name	Jurisdiction of Organization
Go Fund Yourself Show, LLC	Nevada

Lyvecom, Inc.	Delaware

Verb Acquisition Co., LLC	Nevada

Verb Direct LLC	Nevada

verbMarketplace, LLC (d/b/a MARKET.live)	Nevada

VERB Subsidiary 1, Corp.	Nevada

VERB Subsidiary 2, Corp.	Nevada

VERB Subsidiary 3, Corp.	Nevada

* As of December 31, 2025.